NEOPHOTONICS CORPORATION

2911 Zanker Road

San Jose, CA 95134

(408) 232-9200

February 1, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Larry Spirgel
John Zitko

Re:	NeoPhotonics Corporation
Registration Statement on Form S-1 (File No. 333-166096)

Dear Mr. Spirgel:

Pursuant to a verbal request made by John Zitko of the staff of the U.S. Securities and Exchange Commission, the undersigned registrant (the “Registrant”) hereby confirms that, as of February 1, 2011, the Registrant has not yet completed its internal controls and procedures over financial reporting with respect to the Registrant’s financial statements for the year ended December 31, 2010. Consequently, the Registrant’s financial statement data for the year ended December 31, 2010 is not yet finalized or completed, and therefore is not currently available for inclusion in the above-referenced Registration Statement.

Assuming the timely effectiveness of the above-referenced Registration Statement, the Registrant intends to disclose its audited financial statements for the year ended December 31, 2010 in an Annual Report on Form 10-K pursuant to its reporting requirements under the Securities Exchange Act of 1934, as amended.

Very truly yours,

NEOPHOTONICS CORPORATION

/s/ James D. Fay
James D. Fay
Chief Financial Officer